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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2003

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F
                                      ---          ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes    No  X
                                    ---   ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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Exhibit 1         Cautionary Statement for the Purposes of the "Safe Harbor"
                  Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 September 2, 2003 Press Release Announcing that Futuremedia plc Confirms Continued Nasdaq Listing Compliance.





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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By:      /s/ Mats Johansson
  -------------------------------

Mats Johansson
Chief Executive Officer




Date:  2 September 2003




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                                    EXHIBIT 1




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  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.



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                                    EXHIBIT 2





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PRESS RELEASE

FUTUREMEDIA PLC CONFIRMS CONTINUED NASDAQ LISTING COMPLIANCE

FILES EVIDENCE THAT IT CONTINUES TO MEET NASDAQ'S CONTINUING LISTING
REQUIREMENTS

BRIGHTON, ENGLAND--Sep 2, 2003 -- E-Learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announced that the Company continues to remain compliant with Nasdaq's continuing listing requirements.

Futuremedia's unaudited balance sheet dated 31st August 2003, which is being filed today with the United States Security and Exchange Commission and Nasdaq, confirms shareholders' equity of $2.9 million, an improvement of $372,000 since the unaudited balance sheet as at 30th April 2003.

Jan Vandamme, Chairman of Futuremedia, stated: "Although the first quarter of fiscal 2004 was a difficult quarter, with the help of existing and new shareholders we successfully concluded an equity financing exercise which further strengthened our balance sheet and increased our shareholders' equity. Our order book remains on track, and investments in new product development and important new client orders should allow us to trade profitably by the end of this fiscal year."

As announced in the Company's press release on June 9, 2003, in connection with Nasdaq's determination to continue the listing of the Company's ADR's, the Company was required to file (no later than September 2, 2003) with the SEC and Nasdaq evidence that it continues to meet Nasdaq's continuing listing requirements.

The Company believes that it has satisfied this requirement. The Company believes that it can continue to meet all Nasdaq continuing listing requirements for the foreseeable future. However, there can be no assurance that it will be able to do so or that it will be able to maintain its Nasdaq Smallcap Market listing. A failure to maintain such listing could have a material adverse effect on the Company's business and financial condition and on the liquidity and market value of it securities.


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

FUTUREMEDIA PLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (unaudited)

                                                     August 30                August 30              April 30
                                                        2003                     2003                  2003
                                                      ($'000)                 (GBP'000)              (GBP'000)

ASSETS
Current assets
     Cash and cash equivalents                          801                      503                    437
     Accounts receivable,
         less allowance of GBP Nil at April
         2003 and GBP Nil ($Nil) at August
         2003 for doubtful accounts)                    462                      290                    303
     Amounts recoverable
         on contracts                                   118                       74                    44
     Other current assets                               589                      370                    254
     Inventories--
         finished goods                                  -                        -                      2
     Prepaid expenses                                   843                      529                    394
                                                    -----------              -----------           ------------
     Total current assets                              2,813                    1,766                  1,434

Equity investment in Luvit AB                            29                       18                    205

     Property held for Sale                              -                        -                     450

     Property and equipment
      Land and buildings                                 -                        -                      -
     Audio visual and
      computer equipment                                696                      437                    426
     Office equipment                                   113                       71                    71
                                                    -----------              -----------           ------------
                                                        809                      508                    497
Accumulated depreciation                                699                      439                    418
                                                    -----------              -----------           ------------
                                                        110                       69                    79

Other assets
Intangible assets                                       857                      538                    279
Goodwill on
   investment in Luvit AB                              1,177                     739                    739
                                                    -----------              -----------           ------------
Total assets                                           4,986                    3,130                  3,186
                                                    ===========              ===========           ============


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

FUTUREMEDIA PLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (unaudited)

                                                     August 30                August 30              April 30
                                                        2003                     2003                  2003
                                                      ($'000)                 (GBP'000)             (GBP'000)

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities
     Fees received in advance                           685                      430                    446
     Accounts Payable                                   706                      443                    465
     Other taxes and
       social security costs                             56                       35                    93
     Other accounts payable                             256                      161                    110
     Other accrued expenses                             379                      238                    189
     Bank Mortgage                                       -                        -                     300
                                                    -----------              -----------           ------------
     Total current liabilities                         2,082                    1,307                  1,603

Long-term debt less current portion                      -                        -                      -
                                                    -----------              -----------           ------------
     Total current liabilities                         2,082                    1,307                  1,603

Shareholders' equity Ordinary shares of 1 1/9p each
     Authorized -- 125,000,000
     Issued and outstanding -
     78,194,456 at April 30, 2003,
     85,066,144 at August 30, 2003                     1,494                     938                    867

    Preference shares of 2p each
    Authorized -- 2,000,000
    None Issued                                          -                        -                      -
    Additional paid in capital                         28,500                   17,891                16,924
    Retained deficit                                  (26,923)                 (16,901)              (16,103)

Other Comprehensive loss -
   cumulative translation
   adjustment                                          (167)                    (105)                  (105)
                                                    -----------              -----------           ------------
Total shareholders' equity                             2,904                    1,823                  1,583
                                                    -----------              -----------           ------------

Total liabilities and shareholders' equity             4,986                    3,130                  3,186
                                                      =======                  =======               ========


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ABOUT FUTUREMEDIA

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and training via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Royal Mail, Syngenta, BUPA, BT, Daimler Chrysler, GSK, Channel Four, IDEA and Hilton International. Training content from partners SmartForce, Centra Software, SkillSoft and NETg is supplied and supported.

Futuremedia can be found on the Web at www.futuremedia.co.uk.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934

This press release contains forward-looking statements related to future results and speaks only of the Company's expectations as of the date hereof. Such statements include discussions concerning the Company's financial performance and the performance of its products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to satisfy Nasdaq's continuing listing standards, the ability of the Company to reach profitability, the early stage of the e-learning market, the management of growth, the ability of the Company to continue to attract new funds if and when needed, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Contact: Kay Phelps
     Title: Media
     Voice: +44(0)1932-761 889
     Email: kay.phelps@btinternet.com

     Contact: Mats Johansson
     Title: Investor Relations
     Voice: +44(0)1273-829700
     Email: ir@futuremedia.co.uk


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